UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-35644

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Bellatrix Exploration Ltd.

(Translation of registrant's name into English)

1920, 800 5th Avenue SW

Calgary, Alberta  T2P 3T6

Canada

 (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

 NOTICE TO READER - EXPLANATORY NOTE

The sole purpose of this amendment is to file the Certification of the Chief Executive Officer and Certification of the Chief Financial Officer as Exhibits 99.3 and 99.4 respectively. These exhibits were erroneously omitted from the Form 6-K filed on May 6, 2015 regarding the Interim Financial Statements and MD&A.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K/A

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.

Date: May 13, 2015	By:	/s/ Charles R. Kraus
	Name:	Charles R. Kraus
	Title:	Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	FIRST QUARTER INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2015*
99.2	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2014*
99.3	CERTIFICATION OF INTERIM FILINGS - CEO
99.4	CERTIFICATION OF INTERIM FILINGS - CFO

*Incorporated by reference. Form 6-K filed on May 6, 2015.